January 4, 2008

Mail Stop 4561

By U.S. Mail

Mr. Stan A. Askren
Chief Executive Officer
HNI Corporation
408 East Second Street
Post Office Box 1109
Muscatine, IA 52761-0071

> **Re:** **HNI Corporation**
> **Definitive 14A**
> **Filed on March 23, 2007**
> **File Number 001-14225**

Dear Mr. Askren:

We have reviewed your response letter dated November 16, 2007, and have the following comments. Please respond to our comments by January 18, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment no. 3 that the compensation committee annually reviews base salaries paid to your executives using certain commercially available survey reports. Please identify all the companies in the surveys if you are benchmarking to them.

2. We note your responses to comments nos. 7 and 8 and your request for confidential treatment dated November 16, 2007. With respect to the targets and individual objectives to be excluded, please revise your request for confidential treatment to provide a more detailed description of each target to be excluded as well as your analysis of why you believe that disclosure of each target would result in competitive harm. For example, for each named executive officer, please specify his or her targets and provide a more detailed explanation of how disclosure of these targets would cause you competitive harm, including an explanation of how the specific competitive advantage would be attained through

disclosure of these performance objectives.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Jeffrey D. Lorenger *(via facsimile)*